November 23, 2016

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Jessica Livingston, Staff Attorney
100 F Street, N.E.
Washington, D.C.  20549

Re:	America First Multifamily Investors, L.P.
Registration Statement on Form S-3 filed on November 16, 2016
File No. 333-214656

Dear Ms. Livingston:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, America First Multifamily Investors, L.P. (the “Registrant”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 9:15 a.m. (EST) on Tuesday, November 29, 2016, or as soon as practicable thereafter.
In connection with the foregoing request, the Registrant hereby acknowledges that:
•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Craig S. Allen

Craig S. Allen
Chief Financial Officer
cc:  David P. Hooper, Esq.

1004 Farnam Street ● Suite 400 ● Omaha, NE 68102 ● (402) 444-1630 ● www.ataxfund.com